UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RUSSIAN PRESIDENT'S PLENIPOTENTIARY REPRESENTATIVE IN URALS VISITS CHELYABINSK
METALLURGICAL PLANT

Chelyabinsk, Russia — April 12, 2013 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, reports the visit of Russian
President’s Plenipotentiary Representative in the Urals Federal Region Igor
Kholmanskikh to Chelyabinsk Metallurgical Plant.
Russian President’s Plenipotentiary Representative in the Urals Federal Region
Igor Kholmanskikh, accompanied by Chelyabinsk Region’s Governor Mikhail
Yurevich, visited the construction site of the universal rolling mill, where works had entered their final stage.
Mechel OAO’s Vice-President for Government Relations Viktor Trigubko,
Vice-President for Technological Development Andrey Deineko and Chelyabinsk
Metallurgical Plant OAO’s Managing Director Rashid Nugumanov acquainted the delegation with the process of start-up and adjustment operations at the universal rolling mill’s objects. A presentation video showing production stages of the unique rail products with state-of-the-art rolling, correction, processing and quality control technologies. These technical achievements will allow the plant to produce rails that will be superior to their foreign analogues on several key counts, due to the specifics of rail exploitation in
Russia.
Igor Kholmanskikh spoke highly of the importance the universal rolling mill’s construction project has for the economy of the Chelyabinsk Region and the entire country, and noted the uniqueness of the rail production technology created at Chelyabinsk Metallurgical Plant.
The project of Chelyabinsk Metallurgical Plant’s universal rolling mill for production of long rails and structural shapes was included in the list of the
Urals Federal Region’s priority investment projects, approved by the Russian
Federation’s government. Its launch will initiate development of related industries in Russia, ensure supplies of high-quality steel products on competitive prices for Russian Railways OAO and construction companies, as well as decrease their dependence on imports and international market volatility.
Besides, the mill complex’s launch will resolve some regional social issues, including by creation of over 1,000 new jobs in the perspective.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 12, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO